Jardines

Securities and Exchange Commission File No.82-2963

[redacted]

Jardine Matheson Limited
... House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

08000101

Group Secretariat

27th December 2007

SUPPL

RECEIVED
2008 JAN -8 A 6:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Director's Share Transaction</u>

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following Director's share transaction in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share (US$)
James Riley	Acquisition of ordinary shares as a result of exercise of options	27/12/2007	30,000	3.662

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

www.jardines.com
Incorporated in Bermuda with limited liability

Securities and Exchange Commission File No.82-2983

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

27th December 2007

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 27th December 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

[S:\Carrie\VK\shares-repurchase\2007\jmh & jsh 2k71227 (repurchase).doc/p1]

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Transaction in Own Shares
Released	09:54 27-Dec-07
Number	6722K

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Following completion of the formalities in respect of the outstanding incomplete valid tenders accepted under the Tender Offer by JMH to repurchase its own shares which closed in September 2007, a total of 15,385 shares were repurchased by JMH at the Strike Price of US$25.00 per share on 27th December 2007. It was necessary to reject further tenders in respect of 833 JMH shares due to the inability to provide complete documentation.

In accordance with the Bermuda Companies Act, under which JMH is incorporated, shares are treated as cancelled immediately upon repurchase. Accordingly, following the repurchase and cancellation of 15,385 shares, the issued share capital of JMH is 620,810,322 shares.

The acquisition of shares is made in accordance with the share repurchase guidelines agreed with the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

27th December 2007

www.jardines.com

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